Cactus Acquisition Corp. 1 Limited

4B Cedar Brook Drive
Cranbury, NJ 08512

October 26, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald E. Alper

Re:	Cactus Acquisition Corp. 1 Limited
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-258042

Dear Mr. Alper:

Cactus Acquisition Corp. 1 Limited (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Wednesday, October 27, 2021, or as soon thereafter as possible, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541 or Ze’-ev Eiger at (212) 547-5470.

Sincerely,

Cactus Acquisition Corp. 1 Limited

By:	/s/ Ofer Gonen
Name:	Ofer Gonen
Title:	Chief Executive Officer